UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) EOF THE SECURITIES EXCHANGE
ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION
13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32558

Kobex Minerals Inc.
(Exact name of registrant as specified in its charter)
Suite 1703, Three Bental Centre 595 Burrard Street, PO Box 49131 Vancouver, British Columbia, Canada V7X 1J1 (647) 818-2920
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, without par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Kobex Minerals Inc. (the “Company”) incurred a reporting obligation pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, on November 28, 2000.

B. The Company has filed all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s common shares have never been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

A. The Company maintains a listing of its common shares on the TSX Venture Exchange (the “TSXV”) located in Canada.

B. The date of initial listing of the Company’s common shares on the Vancouver Stock Exchange (now known as the TSXV) was April 15, 1996.  The Company has maintained a listing of its common shares on the TSXV for at least 12 months preceding the filing of this Form.

C. During the recent 12-month period beginning December 1, 2012 and ending November 30, 2013 trading on the TSX in Canada constituted 77.3% of the trading of the Company’s common shares.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

As of December 11, 2013, there were 131 recordholders of the subject class of equity securities on a worldwide basis. The Company relied on information from Computershare Investor Services Inc. to determine the number of holders of its equity securities.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Company published the notice required by Rule 12h-6(h) disclosing its intent to terminate its duty to file reports under section 13(a) and Section 15(d) of the Exchange Act on December 18, 2013.

B. The notice was disseminated in the United States by Marketwire. In addition, the notice is attached as an exhibit to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on the System for Electronic Document Analysis and Retrieval (SEDAR) at its website: http://www.sedar.com.

PART III

Item 10. Exhibits

Attached as an exhibit to this Forn 15F is a copy of the notice, required by Rule 12h-6(h), disclosing, Kobex Mineral Inc’s intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Kobex Minerals Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Kobex Minerals Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Kobex Minerals Inc.

Dated: December 18, 2013	By:	/s/ John Downes
	Name:	John Downes
	Title:	Chief Financial Officer

EXHIBIT 1

1703 - 595 Burrard Street Vancouver, BC V7X 1J1 Canada Tel: (604) 689-1428 Fax: (604) 681-4692 www.kobexminerals.com TSX-V: KXM |OTCQB: KBXMF

PRESS RELEASE

KOBEX MINERALS INC. ANNOUNCES INTENTION TO TERMINATE SEC REPORTING
OBLIGATIONS

Vancouver, British Columbia, December 18, 2013 - Kobex Minerals Inc. (the "Company" or "Kobex") (TSX V:KXM, OTCQB: KBXMF) - today announces that it will voluntarily file a Form 15F with the United States Securities and Exchange Commission ("SEC") to terminate its SEC reporting obligations and the registration of its common shares under Section 12(g) the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Under SEC rules, a foreign private issuer such as the Company may deregister a class of its securities under the Exchange Act, and terminate the associated reporting obligations, if it meets certain conditions.

The Company believes that the costs associated with continuing the registration of its common shares under the Exchange Act exceed the benefits received by the Company from maintaining its registration.

The Company expects that termination of the registration of its common shares will become effective 90 days after the date of filing of the Form 15F with the SEC. However, as a result of the filing of a Form 15F, the Company's obligation to file certain reports with the SEC will be immediately suspended.

The Company will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. All of the Company's filings can be found at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The termination of the SEC reporting obligations will not have an impact on the trading of the Company’s securities on the TSX Venture Exchange. Its securities will no longer be quoted on the OTCQB market, but will be quoted under the same symbol on the OTC Pink market.

For further information, please contact:

Kobex Minerals Inc.
Philip du Toit, President and CEO
Tel: 647-818-2920

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward Looking Statements

Forward Looking Statements This news release includes "forward looking statements", as that term is defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Exchange Act of 1934, as amended, that are subject to assumptions, risks and uncertainties. Statements in this news release which are not purely historical are forward looking statements, including without limitation any statements concerning the Company's intentions, plans, estimates, expectations, beliefs regarding the future and the timing for effectiveness of the Form 15F. Although the Company believes that any forward looking statements in this news release are reasonable, there can be no assurance that any such forward looking statements will prove to be accurate.

The Company cautions readers that all forward looking statements, including without limitation those relating to the Company's future operations and business prospects, are based on assumptions none of which can be assured, and are subject to certain risks and uncertainties that could cause actual events or results to differ materially from those indicated in the forward looking statements. Readers are advised to rely on their own evaluation of such risks and uncertainties and should not place undue reliance on forward looking statements. Any forward looking statements are made as of the date of this news release, and the Company assumes no obligation to update the forward looking statements, or to update the reasons why actual events or results could or do differ from those projected in the forward looking statements. Except as required by law, the Company assumes no obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.